Exhibit 99.(p)

SVX LLC

SUBSCRIPTION AGREEMENT

This Subscription Agreement is entered into this 31st day of July, 2025 by and between SVX LLC, a Delaware limited liability company (the “Fund”), and Strawberry Tree Management Company LLC (the “Subscriber”);

WITNESSETH:

WHEREAS, the Fund has been formed for the purposes of carrying on business as a closed-end management investment company; and

WHEREAS, the Subscriber wishes to subscribe for and purchase, and the Fund wishes to sell to the Subscriber, 5,000 units of beneficial interest (the “Shares”) for a purchase price of $20.00 per Share; and

WHEREAS, from time to time, the Subscriber may subscribe for and purchase, and the Fund may sell to the Subscriber, additional Shares in the future;

NOW THEREFORE, IT IS AGREED:

1.	The Subscriber subscribes for and agrees to purchase from the Fund 5,000 Shares for a purchase price of $20.00 per Share. Subscriber agrees to make payment for these Shares at such time as demand for payment may be made by an officer of the Fund.

2.	The Fund agrees to issue and sell said Shares to Subscriber promptly upon its receipt of the purchase price.

3.	To induce the Fund to accept its subscription and issue the Shares subscribed for, the Subscriber:

a.	Represents and warrants that

(i)	it has no present intention of selling or redeeming, (1) the Shares subscribed for under this Subscription Agreement or (2) any additional Shares subscribed for in the future, to any party other than the Fund; and

(ii)	it is (i) an “accredited investor” as defined in Rule 501(a) of Regulation D of the Securities Act of 1933, as amended (the “Securities Act”) and (ii) not subject to and is not aware of any facts that would cause itself to be subject to any of the “Bad Actor” disqualifications as described in Rule 506(d)(1)(i) to (viii) under the Securities Act.

4.	This Subscription Agreement and all of its provisions shall be binding upon the legal representatives, heirs, successors and assigns of the parties hereto.

5.	This Agreement is executed on behalf of the Fund by the Fund’s officers as officers and not individually and the obligations imposed upon the Fund by this Subscription Agreement are not binding upon any of the Fund’s Managers, officers or shareholders individually but are binding only upon the assets and property of the Fund.

IN WITNESS WHEREOF, this Subscription Agreement has been executed by the parties hereto as of the day and date first above written.

SVX LLC

By:	/s/ Huoy-Ming Yeh
Name: Huoy-Ming Yeh
Title: Manager

Strawberry Tree Management Company LLC

By:	/s/ Huoy-Ming Yeh
Name: Huoy-Ming Yeh
Title: Chief Executive Officer